 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ) *
___________________

vTv Therapeutics Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

918385105
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2022
(Date of Event Which Requires Filing of This Statement)
___________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385105

1.	Names of reporting persons. G42 Investments AI Holding RSC Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,386,274
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,386,274
11.	Aggregate amount beneficially owned by each reporting person 10,386,274
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) OO

CUSIP No. 918385105

1.	Names of reporting persons. Tahnoon Bin Zayed S. Al-Nahyan
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United Arab Emirates
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 10,386,274
	9.	Sole dispositive power 0
	10.	Shared dispositive power 10,386,274
11.	Aggregate amount beneficially owned by each reporting person 10,386,274
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) HC, IN

CUSIP No. 918385105

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.01 per share (the “Common Stock”), of vTv Therapeutics Inc. (the “Issuer” or the “Company”), a Delaware corporation. The principal executive offices of the Issuer are located at 3980 Premier Dr., Suite 310, High Point, North Carolina 27265.

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	G42 Investments AI Holding RSC Ltd, a private limited company incorporated in the Abu Dhabi Global Market with registered number 000003845 (“G42 Investments” or the “Purchaser”); and

•	HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the G42 Investments is Office 801, floor 8, Al Khatem Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates. The business address of the HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan is Office 2458, Floor 24, Al Sila Tower, ADGM, Al Maryah, Abu Dhabi, United Arab Emirates.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan is the ultimate beneficial owner of RGH1 Investment SPV RSC Ltd, registered office at Office 2458, Floor 24, Al Sila Tower, ADGM, Al Maryah, Abu Dhabi, United Arab Emirates (“Royal Group”). Royal Group is the majority shareholder of Group 42 Holding Ltd, registered office at Office 801, Floor 8, Al Khatem Tower, ADGM, Al Maryah, Abu Dhabi, United Arab Emirates (“Group 42”). G42 Investments is a wholly-owned subsidiary of Group 42. HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan exercises sole dispositive and voting control of the Common Stock and is the ultimate beneficial owner of the shares of Common Stock reported herein.

The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of the persons enumerated in Instruction C of Schedule 13D is set forth on Schedule I hereto and such Schedule is incorporated herein by reference.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Stock by the Reporting Persons were as follows:

Purchaser	Source of Funds	Amount
G42 Investments	Affiliate Funds	$12,500,000
G42 Investments	Promissory Note(1)	$12,500,000

_______________________

(1) Along with additional consideration in the form of a promissory note of the Purchaser to be paid at the one-year anniversary of the execution of the Purchase Agreement.

Item 4. Purpose of Transaction.

On May 31, 2022, the Issuer and G42 Investments entered into a common stock purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to G42 Investments, 10,386,274 shares of Common Stock, (such shares, the “Closing Shares”) at a price per share of approximately $2.41, for an aggregate purchase price of $25,000,000, which was paid (i) $12,500,000 in cash at the closing of the transaction and (ii) $12,500,000 in the form of a promissory note of the Purchaser to be paid at the one-year anniversary of the execution of the Purchase Agreement. The Purchase Agreement also provides for the issuance to G42 Investments of Common Stock (the “Milestone Shares”) having an aggregate value equal to $30,000,000 (measured by the twenty (20) trading day volume weighted average price of the Common Shares following the receipt of approval by the U.S. Food and Drug Administration of the licensed product (the “FDA Approval”) that is the subject of the clinical trials currently contemplated under the Collaboration and License Agreement by and between the Company and Cogna Technology Solutions LLC, an affiliate of G42 Investments. The issuance of the Milestone Shares is conditioned upon receipt of the FDA Approval and subject to certain limitations and conditions set forth in the Purchase Agreement.

Additionally, the Purchase Agreement provides for the right of G42 Investments to nominate a director to the Company’s board of directors for so long as G42 Investments holds a number of shares of Common Stock not less than the Closing Shares. The Purchase Agreement contains customary representations, warranties and agreements of the Company and G42 Investments for an agreement of this type.

G42 Investments has agreed to certain transfer restrictions (including restrictions on short sales or similar transactions) and restrictions on further acquisitions of shares, in each case subject to specified exceptions. Following the expiration of a lock up period, the Company has granted to G42 Investments certain shelf and piggyback registration rights with respect to the shares of Common Stock issued to G42 Investments pursuant to the Purchase Agreement, including the ability to conduct an underwritten offering to resell such shares under certain circumstances. The registration rights include customary cooperation, cut-back, expense reimbursement and indemnification provisions.

The Company expects to use the proceeds from the Purchase Agreement to fund a Phase 3 clinical trial for a pharmaceutical product containing the Company’s proprietary candidate, TTP339 and for general corporate purposes and working capital.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 of all the cover pages filed herewith are calculated based upon 77,329,051 shares of Class A Common Stock outstanding as of May 31, 2022, as provided by the Issuer.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan is the ultimate beneficial owner of Royal Group. Royal Group is the majority shareholder of Group 42. G42 Investments is a wholly-owned subsidiary of Group 42. HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan exercises sole dispositive and voting control of the Common Stock and is the ultimate beneficial owner of the shares of Common Stock.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1*	Joint Filing Agreement, dated June 10, 2022
2*	Purchase Agreement, dated as of May 31, 2022, between vTv Therapeutics Inc. and the purchasers named therein
3*	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 10, 2022

G42 Investments AI Holding RSC Ltd		HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan

By:	/s/ Martin L. Edelman	By:	/s/Martin L. Edelman
Name:	Martin L. Edelman	Name:	Martin L. Edelman
Title:	Director	Title:	Attorney-in-fact for HH Sheikh Tahnoon Bin Zayed S. Al-Nahyan

SCHEDULE I

The name, present principal occupation or employment and citizenship of each of the executive officers and directors of G42 Investments are set forth below. The business address of each individual is c/o G42 Legal, Level 12, Capital Gate Tower, Abu Dhabi, United Arab Emirates.

During the last five years, none of the persons listed below have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Directors

Name	Present Principal Occupation or Employment	Citizenship
Peng Xiao	Director of G42 Investments, Chief Executive Officer of Group 42 Ltd.	UAE

Martin Lee Edelman	Director of G42 Investments, Senior of Counsel at Paul Hastings LLP	US

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